

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re:** **CVSL Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2014**
> **File No. 333-196155**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-52818**

Dear Mr. Rochon:

      We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 22, 2014

General

1. Please add to the registration statement all information that is currently omitted and that you are not entitled to omit under Rule 430A under the Securities Act of 1933, as amended. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please also note that we will need adequate time to review this information once it is provided. Please further note that

Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

2. Please supplement your filing with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms, available on our website.

3. Prior to the effectiveness of this registration statement, please note we will need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no objections.

4. Please clarify throughout the prospectus whether you expect to receive a determination on your application to the NYSE MKT prior to this offering. If you do not expect to receive any such determination from NYSE prior to this offering, please state so explicitly.

Prospectus Summary, page 1

5. Please clearly disclose throughout your prospectus the business operations conducted by you prior to the acquisitions to which you refer throughout the prospectus. If you had no operations other than those conducted by Happenings Communications Group, Inc., please state this fact. Please also state clearly whether prior to the acquisitions you had any operations other than the services that you contract with Richmont Holdings to provide.

6. In an appropriate place in the prospectus summary, please disclose that you are currently controlled by John Rochon and, if true, that John Rochon will continue to have effective control over you after the offering. Please also disclose that you plan to rely on the "controlled corporation" exception to the NYSE listing requirements if your shares are approved for listing on the NYSE market.

The Direct Selling Industry, page 2

7. Please provide us with supplemental support for the following statements used throughout the prospectus. In doing so, please disclose whether the statements are based upon management's belief, industry data, reports, articles, or any other source. If the statement is based upon management's belief, please indicate that this is the case and disclose the basis of such belief:

- "The global direct selling market is a growing $166 billion industry." (page 2, 50)

- "The U.S. portion of the direct selling industry alone exceeds $31 billion in annual sales." (page 2, 50)

- "Worldwide, more than 90 million people are estimated to participate in direct selling." (page 2, 50)

- "The three largest product categories in the United States for direct selling are health and wellness, home and family care, and services." (page 2, 50)

- "According to the World Federation of Direct Selling Associations, the four largest direct selling markets are the United States, Japan, China and Brazil, but the direct selling industry has a strong presence in every region of the world." (page 2, 50)

Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

Our Strategy, page 4

8. Please elaborate upon the "numerous connections" within the "CVSL family of companies" to which you refer on page 4.

Our Business Philosophy: A Letter from the Chairman, page 5

9. Please provide the basis for your assertion on page 6 that you are "generating healthy results for [your] investors" and the results to which you are referring.

The Offering, page 7

10. We note that you have excluded from the number of shares outstanding after the offering 504,813,514 shares of common stock that are issuable to Rochon Capital at Rochon's request, the timing of which is in its sole discretion. Please disclose whether these shares will also be subject to the reverse stock split that you plan to effect prior to the offering, and any insight you may have into when Rochon Capital will request the issuance of these shares. In this regard, we note that John Rochon, your Chief Executive Officer and Chairman of the Board, also controls Rochon Capital.

Risk Factors, page 10

Risks Related to Our Business, page 10

We rely upon our existing cash balances, page 10

11. We note that marketable securities appear to constitute a significant amount of your current assets and that in the year ended December 31, 2013, you had a loss in your marketable securities portfolio. If material, please discuss the risks associated with any decrease in your marketable securities portfolio on your ability to fund your business.

The covenants in the existing indebtedness at one of our subsidiaries, page 11

12. We note your statement that TLC is currently in compliance with the financial and operating covenants contained in TLC's credit facility. Please disclose here, as you do on page 47, that TLC obtained a waiver for the fixed charge coverage calculation for the period ended March 31, 2014 and state, if true, that TLC was not in compliance with such covenant at March 31, 2014.

The issuance of the shares of our common stock, page 14

13. We note your statement that the issuance of shares of your common stock in accordance with the Share Exchange Agreement and the conversion of any of your Convertible Notes could have a dilutive effect on your common stock. Please clarify that any such issuances will have a dilutive effective on your common stock.

We are dependent upon affiliated parties, page 14

14. Please disclose the basis upon which Richmont Holdings is your affiliate.

Each of our subsidiaries is dependent on its key personnel, page 15

15. Please identify the key personnel upon which your subsidiaries are dependent. In addition, please identify any specific risks of losing such key personnel.

Challenges by private parties to the direct selling system, page 24

16. Please provide additional detail in this risk factor regarding the types of legal challenges to which you refer in this section.

We have identified material weaknesses in our internal controls, page 25

17. Please disclose the subsidiary to which you refer in this risk factor, and quantify, to the extent practicable the amount of revenues generated by such subsidiary, to put this risk factor into context.

Risks Related to our Securities and This Offering, page 26

We may in the future, issue additional securities, page 29

18. Please revise the heading of this risk factor to indicate that you will issue additional securities, as it appears from your disclosure elsewhere in this prospectus that you are obligated to issue securities to Rochon Capital and Richmont Holdings at some future date.

Use of Proceeds, page 33

19. You disclose that you have no current agreement or commitment with respect to any acquisition as of the date of this offering. Please reconcile this statement with your disclosure on page two that you have signed a definitive acquisition agreement to acquire Golden Girls.

Capitalization, page 35

20. Please disclose total shareholders' equity attributable to CVSL prior to the non-controlling interest in deriving total shareholders' equity consistent with your consolidated balance sheets.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

21. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that your revenues have increased by over $80 million in the last fiscal year, but your operating losses have also increased to $16 million. Please discuss whether you expect these levels to remain consistent or if you expect them to increase or decrease. Furthermore, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company;

- Material opportunities or challenges; and

- Risks faced in the short and long term and the action you are taking to address them.

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview of Recently Acquired Companies and Companies to be Acquired, page 39

22. Please quantify the amount of liabilities assumed for each of the acquisitions described in this section. For example, please quantify the amount of liabilities assumed in connection with your acquisition of Your Inspiration At Home.

Results of Operations for the Three Months Ended March 31, 2014 and 2013, page 41

23. We note your statements that you have not provided a comparative discussion of your results of operations for the three months ended March 31, 2014 and 2013, or for years ended December 31, 2013 and December 31, 2012 because "such comparison[s] would not be meaningful on a quantitative or qualitative basis." Please provide your analysis as to why you are not required to provide such comparisons under Item 303 of Regulation S-K. We may have further comment upon reviewing your response.

24. For each period for which you present your results of operations, please quantify the impact of each significant factor that has impacted your results of operations. For example, please quantify the impact of any acquisition that has materially impacted your results of operations. We may have further comment upon reviewing your response.

Liquidity and Capital Resources, page 43

25. We note disclosure throughout your prospectus regarding your plans to expand into additional product and geographic markets, and your disclosure regarding your plans for additional acquisitions. Please disclose your plans for funding such expansion and acquisitions. Please refer to Item 303(a)(1) of Regulation S-K.

Business, page 49

26. Please disclose the year in which you were organized and your form of organization, as well as any material reclassifications or changes in your business over the past five years as required by Items 101(h)(1) and 101(h)(3) of Regulation S-K.

Overview, page 50

27. We note your statement on page 50 that each company that you acquire "maintains its own unique identity, sales force, leadership, brand and culture . . . ." Please disclose the role that you take, if any, in managing the companies that you have acquired.

Strengths and Competitive Advantages, page 50

28. We note your disclosure here and elsewhere in the prospectus that you plan to provide a different shopping experience for customers through your innovative use of social media and other technologies. Please describe in greater detail how you plan to use such technologies to provide such an experience for customers.

Our Strategy, page 51

29. We note your disclosure here that you plan to grow your portfolio of companies "by the leveraging of operational infrastructure." Please tell us what this means and describe how you will employ this process.

Geography, page 52

30. We note your statement that you plan to acquire companies in new geographic markets. In addition, we note your disclosure in this section that you have sales operations in over 40 countries and derive approximately 16% of your revenues from sales outside the United States. Please provide additional disclosure regarding the geographic markets in which you currently operate and the markets into which you plan to expand. Please refer to Item 101(h)(4)(i) of Regulation S-K.

The Consumer Cloud, page 52

31. Please describe your "Consumer Cloud" in greater detail. In doing so, please state clearly whether the Consumer Cloud is a database of clients, a web-based consumer portal, or otherwise.

Agel Enterprises, page 53

32. We note your statement in your Investor Information Call dated February 18, 2014 that you are "in the process of developing a new proprietary skin care product that [you] think is going to absolutely blow the doors off anything else on the market." Please describe the status of this new product. Please refer to Item 101(h)(4)(iii) of Regulation S-K. Please also disclose in Management's Discussion and Analysis, to the extent material, the costs incurred by you or your material subsidiaries in developing new products.

Marketing, Manufacturing and Distribution, page 54

33. We note your disclosure that you purchase raw materials from numerous domestic and international suppliers. To the extent material, please disclose the sources and availability of raw materials that are used to make the products sold by your subsidiaries' independent sales representatives. Please refer to Item 101(h)(4)(v) of Regulation S-K.

34. We note your disclosure that you manufacture some of the products that you sell. Additionally we note the statements in your Investor Information Call dated February 18, 2014 regarding your 600,000 square foot, state of the art production facility in Texas. Please revise this section to provide additional detail regarding the extent of your production operations and identify the products that you produce.

Employees, page 58

35. We note your disclosure that your number of employees has fluctuated from five (5) in 2012 to 393 in 2013 and then back to five (5) in 2014. Please tell us what occurred that precipitated this fluctuation in your number of employees. In addition, please disclose whether you are including your subsidiaries' employees in your calculation of the number of your employees. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Management and Board of Directors, page 61

John P. Rochon . . ., page 61

36. We note your statement that Avon Products Inc. "experienced tremendous growth" after Richmont Capital Partners I and II became its largest shareholder. Please quantify the growth in Avon and disclose the impact that Richmont Capital Partners had on such growth and the basis for your implication that Richmont Capital Partners' investment in Avon was a catalyst of such growth.

37. We note your disclosure that Mr. Rochon, your CEO and President, is also General Partner of Richmont Capital Partners I and II, which was at one point the largest shareholder of Avon Products Inc. ("Avon"). We also note disclosure in the prospectus that Avon is one of your competitors. Please disclose whether Richmont Capital Partners I or II continues to hold a significant equity interest in or otherwise has a significant relationship with Avon Products Inc. and, if so, in an appropriate section of this prospectus, disclose the possible conflicts of interest between Mr. Rochon's role as your CEO and President and his role as General Partner of an entity that has a relationship with your major competitor.

Executive Compensation, page 65

38. Please provide a narrative to the summary compensation table which describes the material factors necessary to an understanding of the information disclosed in the summary compensation table, including the reason(s) for compensating your NEOs in the manner that they've historically been compensated. Please also disclose whether you expect to compensate your named executive officers differently following the offering. Please Refer to Item 402(o) of Regulation S-K.

39. We note that Mr. Mack received $40,000 under the category "All Other Compensation." Please disclose the type of compensation included in this category and why such compensation was provided to Mr. Mack. Please refer to Item 402(o)(7) of Regulation S-K.

Security Ownership of Management and Other Beneficial Owners, page 67

40. As presented, the information disclosed in the chart on page 68 appears incorrect. For example, if Rochon Capital Partners, Ltd. holds an 80% beneficial ownership interest while holding 765,422,994 shares of common stock, John P. Rochon could not hold a 75.6% beneficial ownership interest while holding 797,922,994 shares of common stock. In addition, the percentage of ownership attributed to Tamala Longaberger appears to be an error. Please revise or advise. We may have further comment upon reviewing your response.

Financial Statements, page F-1

41. We note from your disclosure on page one that you intend to affect a reverse stock split prior to the consummation of this offering. In this regard, please tell us your consideration of the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

Consolidated Balance Sheets, page F-3

42. We note other current liabilities are significant to total current liabilities. Please explain to us the nature of the items that make up the balance and the extent you considered separately disclosing them in a footnote to the financial statements.

Consolidated Income Statements, page F-4

43. When an entity incurs losses, the income statement is generally titled "Statement of Operations." Please revise the title of your statement.

44. Please revise to present the goodwill impairment charge as an operating expense.

45. Your presentation of discontinued operations appears to be reflected as a component of continuing operations. In accordance with ASC 205-20-45-3 please present the results of discontinued operations, less applicable income taxes (benefit) as a separate component of income before extraordinary items (if applicable). In doing so please also consider presenting income or loss from continuing operations before taxes and income or loss from continuing operations. We believe this presentation is consistent with and will facilitate an understanding of your presentation of earnings per share and will more closely conform to the financial presentation of other companies.

Consolidated Statements of Comprehensive Loss, page F-5

46. Please revise to separately present the amount of consolidated comprehensive loss attributable to the noncontrolling interest. Please refer to ASC 810-10-50-1(A)(a).

Consolidated Statements of Cash Flows, page F-6

47. Please explain why cash acquired in acquisition in the amount of $2,548,167 is not the same amount reflected as cash and cash equivalents in Note 3 in the table presenting the fair value of assets and liabilities acquired.

Consolidation, page F-9

48. You disclose that the noncontrolling interest includes the minority shareholder interests in certain international subsidiaries of AEI however we note you disclose in note (1) that you own 100% of AEI. Please explain the noncontrolling interest in-light-of your 100% ownership interest.

Goodwill and Other Intangibles, page F-11

49. We note you have combined your disclosure as it relates to impairment tests for goodwill and indefinite-lived intangibles. While a qualitative assessment may be performed for both goodwill and indefinite-lived intangibles, if, based on the qualitative assessment, an entity determines that it is more likely than not that either asset is impaired, goodwill impairment testing consists of one possibly two steps while the impairment test for indefinite-lived intangibles consists of only one step. Accordingly, please differentiate your policy regarding impairment testing for goodwill and indefinite-lived intangibles. Please refer to ASC 350-20-35 and 350-30-35.

Revenue Recognition and Deferred Revenue, page F-12

50. Please explain and disclose the nature of both program costs and discounts. In your response please also explain your basis for presenting gross sales and deducting program costs and discounts to arrive at net sales.

51. Please clarify how you have classified your allowance for product and sales returns and tell us your consideration of ASC 605-15-45-1.

52. Please disclose your accounting policy for the presentation of taxes collected from customers and remitted to governmental authorities. Refer to ASC 605-45-50-3 and 4.

53. We note your disclosure that payments received for undelivered products are recorded as deferred revenue and are included in other current liabilities. We also note deferred revenue and other current liabilities are two distinct line-items on your balance sheets.

Please explain and clarify which line item line you record payments received for undelivered products.

Commissions and Incentives and Selling, General and Administrative, page F-12

54. We note you reclassified $8.2 million from program costs and discounts to commissions and incentives and $3.5 million of selling, general and administrative expenses to commissions and incentives for year ended 2013. The amounts reclassified appear to have had a significant impact on net sales and gross profit. Please explain in greater detail the nature of and reason(s) for the reclassifications and explain why they were considered a reclassification and not the correction of an error or change in accounting principle. Please also address the reclassifications to your results for March 31, 2013 disclosed on page F-32. Reference is made to ASC 250.

(3) Acquisitions, Dispositions and Other Transaction, page F-15

55. We note you have succeeded to substantially all of the businesses of several entities and your own operations before the succession of The Longaberger Company ("TLC") appear insignificant relative to the operations acquired. Please explain to us the extent you considered TLC to be a predecessor. If you determine TLC to be a predecessor, please note the following:

- You should present the financial statements of the predecessor for 2012 and the stub period January 1, 2013 to March 17, 2013 prior to its' acquisition as well as the financial statements currently provided of the successor company reflecting the acquisition of TLC on March 18, 2013.
- A heavy vertical black line between the predecessor and successor financial data should be present if the financial data is presented side-by-side.
- Predecessor and successor financial statements and selected financial data should be clearly labeled as such.
- Appropriate modifications should be made to your Management's Discussion and Analysis (MD&A). MD&A is intended to be a discussion of your operating results of your audited historical financial statements as required by Article 8 of Regulation S-X. If you determine TLC is a predecessor, please revise the discussion of your historical operating results based on the separate predecessor and the successor periods' as required by Item 303 of Regulation S-K.
- In addition to a discussion of your historical operating results based on the separate predecessor and the successor we would not object to a supplemental pro forma presentation and analysis for the year in which this transaction took place along with the other acquisitions in 2013 compared to a pro forma presentation for the immediately preceding year giving effect to the transactions. Your pro forma analysis should provide sufficient details explaining to readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation such as the

potential that pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you should include within MD&A a pro forma income statement prepared in accordance with Article 11 of Regulation S-X to facilitate an understanding of the basis of the information being discussed.

- Other sections within the filing should be changed to address the presentation of the predecessor and successor.

56. We note in several instances your disclosures refer to "asset purchase" or "the acquisition of substantially all the assets." In regards to your acquisitions of Paperly, My Secret Kitchen (MSK), Agel, Tomboy Tools (TBT) and Your Inspiration At Home (YIAH), please clarify your disclosure and explain whether you accounted for the acquisitions as an asset acquisition or the acquisition of a business. To the extent they were considered the acquisition of an asset, please explain the facts and circumstances that support your accounting treatment. Please also consider clarifying your disclosure related to the acquisition of Uppercase Living on page F-34.

57. Regarding the acquisitions of Paperly, MSK, TBT and YIAH, please ensure the following disclosures, as applicable, are provided or explain why such disclosures are not required:

- The percentage of voting interest acquired. Please refer to ASC 805-10-50-2.
- The acquisition-date fair value of the total consideration transferred. Please refer to ASC 805-30-50-1.
- For earn-out and contingent consideration arrangements all of the following: (1) the amount recognized as of the acquisition date; (2) a description of the arrangement and the basis for determining the amount of payment; and, (3) an estimate of the range of outcomes. Please refer to ASC 805-30-50-1(c).
- The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please refer to 805-20-50-1.
- A qualitative description of the factors that make up the goodwill recognized. Please refer to 805-30-50-1.
- The financial information and pro forma financial information required by ASC 805-10-50-2(h).

To the extent individual acquisitions were determined to be individually immaterial but are material collectively, please explain what consideration you gave to disclosing the information above in the aggregate, to the extent not already provided, and support you conclusion.

58. With regards to the Agel acquisition please explain the extent you considered providing a qualitative description of the factors that make up the goodwill recognized and the

financial information and supplemental pro forma financial information required by ASC 805-10-50-2(h).

59. With regards to the acquisitions of TBT and YIAH please explain to us how the fair value of consideration transferred equaled the goodwill arising from the acquisition.

60. With regards to the acquisition of TLC please provide the financial information and pro forma supplemental information required in ASC 805-10-50-2(h) or explain why such disclosures are not required.

Possible Issuance of Additional Common Stock under Share Exchange Agreement, page F-16

61. Please explain how you accounted for Rochon Capital's purchase of the rights to an additional 504,813,514 shares of common stock referencing specific authoritative literature relied upon.

62. We note the amendment to the Share Exchange Agreement . . . "modified the date tied to certain restrictions set forth in Section 7.08, since the Second Tranche Closing Date cannot be determined this time." Please revise to clarify, if true, that at this point in time all that is needed for the issuance of the shares under the Second Tranche is a written notice provided by Rochon Capital. If there are additional conditions that have yet to be satisfied, please disclose each specific condition. In this regard, please tell us your consideration of ASC 260-10-45-12A and 13.

Opening balance sheets, page F-18

63. The summary appears to primarily present your recent acquisitions. We note AEI, your wholly-owned subsidiary, is included in the presentation. Please clarify whether the opening balance sheet is intended to be AEI's or whether it was intended to represent recently acquired Agel Enterprises, LLC.

(11) Income Taxes, page F-24

64. We note you do not disclose any deferred tax assets or deferred tax liabilities for the year ended December 31, 2012. However, you reflect in your reconciliation of tax expense an adjustment for the "True up of PY Deferred Tax Assets/(Liabilities) of ($378,000)." Please describe the nature of the true up adjustment discerning whether the adjustment was an error or a change in accounting estimate.

(14) Segment Information, page F-26

65. Please provide the entity wide disclosures about products and services and geographic areas or explain why the disclosures are not required. Please refer to ASC 280-10-50-40 and 50-41.

(16) Subsequent Events, page F-27

66. Please disclose the total consideration for Golden Girls LLC.

Consolidated Statements of Operations (Unaudited), page F-29

67. Please explain to us your basis for excluding the gain on sale of assets in the amount of $265,927 from your operating loss and include in your response the nature of the assets sold. Gains or losses arising from the disposition of long-lived assets should be reported as a component of operating income (loss) unless it is part of a component of a business qualifying for discontinued operations presentation. Further, amounts should be separately reported when material. In this regard, we note you have included another gain on the sale of assets in the amount of $271,970 as an offset to selling, general and administrative expense per your disclosure on page F-35. Please refer to ASC 360-10-45-5 and SAB Topic 5:B.

Consolidated Statements of Cash Flows (Unaudited), page F-31

68. We note within your financing activities the cash provided from issuance of stock during the three months ended March 31, 2014. Please tell us to whom the stock was issued, the number of shares issued and the price per share received. In this regard, it is not clear stock was issued as the change of 1,046,279 in the number of shares issued and outstanding between December 31, 2013 and March 31, 2014 based on the consolidated balance sheets is the same as the total number of shares issued in conjunction with your acquisitions of Lega Enterprises, Paperly, and MSK reflected under Item 15.

Outside Back Cover Page

69. Please provide the dealer prospectus delivery obligation information required by Item 502(b) of Regulation S-K.

Item 17. Undertakings, page II-8

70. Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Item 16. Exhibits, page II-4

71. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

72. Please explain why you have omitted the financial statements schedules in Item 16(b) of Form S-1 including the schedule for valuation and qualifying accounts. To the extent

such schedules are not required or are considered not material please explain and indicate this fact in your document.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

73. Please address the above comments, as applicable, as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures accordingly. You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

Risk Factors, page 10

74. We note that in the Form S-1 filed on May 22, 2014, you include a risk factor regarding your history of operating losses and the potential inability to achieve profitability. To the extent such trend persists and continues to be a material risk to your business, please include a risk factor in this regard in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna DiSilvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Staff Attorney, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Leslie Marlow, Esq.